FLORIDA GAMING CORPORATION

3500 NW 37th Avenue

Miami, Florida 33142

(305) 633-6400

May 6, 2013

Ms. Heather Clark

Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Florida Gaming Corporation
Item 4.01 Form 8-K
Filed March 22, 2013
Item 4.01 Form 8-K
Filed April 2, 2013
File No. 000-09099

Dear Ms. Clark:

In response to your comments regarding the disclosures at Item 4.01 to the Company’s Current Reports on Form 8-K filed on March 22, 2013 and April 2, 2013, we provide the following information:

1.	Please amend your Item 4.01 8-K to include all disclosures required by Item 304 of Regulation S-K. In this regard, please revise to disclose the following:
•	state if true, that Morrison, Brown, Argiz & Farra, LLC was engaged as the principal auditor, rather than Morrison, Brown, Argiz & Flora, LLC;
•	whether your former auditor, King, resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors;
•	whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification;
•	whether, during your two most recent fiscal years and any subsequent interim period through the date your former auditor resigned, declined to stand for reelection, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure;
•	state whether, during your two most recent fiscal years and any subsequent interim period through the date your new auditor was engaged, you had any consultations with Morrison regarding either: the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on your financial statements, and any matter that was either the subject of a disagreement or a reportable event. Refer to Item 304(a)(2) of Regulation S-K.

Include an updated letter from your former auditor addressing your revised disclosure and referencing your Item 4.01 8-K as an exhibit to your Form 8-K/A. The updated letter should correctly refer to the date of the amended 8-K.

Response:

We will amend our Form 8-K to include the requested additional disclosure.

2.	You disclose that Morrison, Brown, Argiz & Flora, LLC (“Morrison”) was previously engaged by Centers on October 12, 2012 to act as an expert witness on Center’s behalf. Rule 2-01(c)(4)(x) of Regulation S-X prohibits the auditor of the company from providing expert services during the audit and professional engagement period which is defined at 2-01(f)(5) of the same Rule. Please tell us whether Morrison meets the independence requirements of Rule 2-01. Please describe the expert services that Morrison provided from October 12, 2012 through March 18, 2013 including whether Morrison testified on behalf of Centers in any adversarial proceeding and was paid any fees related to such service. In addition please tell us whether Morrison issued a PCAOB Rule 3526 letter to the company’s audit committee prior to accepting the initial engagement, whether the expert services engagement was noted in such letter and the firm’s conclusion regarding its objectivity and integrity in regards to the year end 2012 audit.

Response:

Following receipt of the SEC Staff’s comment letter, the Company discussed with Morrison the comment letter and the independence issues. Upon management’s request that Morrison provide a response to this comment, on April 24, 2013, Morrison responded as follows:

Morrison, Brown, Argiz & Farra, LLC complied with the independence requirements of Rule 2-01. Morrison was engaged to review the Company’s lender representation that the Company was not in compliance with its loan covenants and therefore subject to the default interest rate per the loan agreement. Morrison never testified on this matter and was paid $16,144 for such service. Pursuant to Rule 2-01(c)(4)(x) of  Regulation S-X, this non-audit service does not impair Morrison’s independence.

Morrison spoke to Mr. David Jonas and Mr. Dan Licciardi along with the Company’s legal counsel and discussed the services provided in the past and Morrison’s conclusion that their independence had not been impaired due the previous engagement pursuant to Rule 2-01(c)(4)(x) of Regulation S-X.

Morrison did not issue a Rule 3526 letter to the Company’s audit committee prior to accepting the engagement.

We confirm that Morrison did not issue a Rule 3526 letter to the Company’s audit committee before accepting the engagement.

* * * * *

As requested by your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Very truly yours,

/s/ W. Bennett Collett, Jr.
W. Bennett Collett, Jr. President and Chief Executive Officer

cc:	R. James Straus
Joshua M. O'Bryan